MCCORMICK
CAPITAL
MANAGEMENT, Inc.



August 6, 2007
                                                  [GRAPHIC OMITTED]
LET'S REVIEW - SUMMER 2006 AND 2007

Dear Shareholders,               "PERHAPS IF I PHRASED THE QUESTION DIFFERENTLY"

On July 19th, with great fanfare, the financial press celebrated the Dow Jones average closing above 14,000. Two weeks later the Dow Jones had declined 5.8%. If you listen to those same commentators who so vociferously celebrated 14,000 you would now be climbing into a 1960's era bomb shelter, preparing to wait out the current financial disaster.

In my last two letters, I commented that the stock market has been exceedingly positive and it would be very normal for the market to "take a rest," and recommence the rally in early fall. The stock market has been advancing for the last 4.6 years without a serious setback. Given the ugly news about the housing industry and related mortgage market, it is not surprising to see the current market decline. As I relayed in the July newsletter, our current situation reminds me of the Savings & Loan crisis of 1990; many scary headlines, but in the end the problems were contained and manageable.

The stock market is doing just as it did last summer; up nicely through the spring and then declining quickly in the summer months. In my June 2006 letter, I told you to "sell your house again." This is my way of saying that stocks are cheap and this is a good time to get in to the market. From the date of that letter until July 31st, 2007, the S&P 500 index was up 19.9% and our Elite Growth & Income Fund was up 25.3%.

Now, I can't tell you to sell your house for a third time, but my point remains the same. Stocks are cheap and represent investment value. I cannot predict, nor will I try to guess what is going to happen in the next several days or months. It can always get worse and in fact, I believe the stock market has a propensity to extract the greatest amount of pain before rewarding investors. I strongly believe that within nine months to a year from now you will be looking at investment returns that mirror the numbers achieved from the summer of '06 until July 31st '07.

I COULD USE YOUR HELP

As most of you know, our Elite Funds are "No-Load" funds meaning there are no sales commissions for stock brokers, insurance sales persons, or investment planners to recommend our mutual funds. Since there is no financial incentive for professionals to recommend our funds, we depend on client referrals to generate new business. If you know an individual in need of investment advice, please keep us in mind. Also, if you have a stray IRA or 401k account that we can consolidate into your current account, please let us know.

Our mission has been to keep you advised, informed and educated in addition to managing your money. I believe we have done well on those points and will strive to continue making investing an enjoyable and profitable experience for each of you in the future.

Warm Regards,                               NAV VALUE AS OF 8/6/07:

/s/ Dick McCormick                          Elite Income Fund - $9.73
                                            Growth & Income Fund - $20.32
Dick McCormick



PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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